Exhibit 99.1

ASX RELEASE | February 1, 2019 | ASX:PLL; NASDAQ:PLL This ASX announcement is not for release to US wire services or distribution in the United States COMPLETION OF PLACEMENT Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) (“Piedmont” or “Company”) is pleased to announce that it has now completed the second and final tranche of its previously announced placement of 111 million shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million (“Placement”). The second tranche of the Placement, comprising 3.4 million shares to Directors, was completed today following shareholder approval at a General Meeting held on January 31, 2019. The first tranche of the Placement, comprising 107.6 million shares to institutional and sophisticated investors, was completed on December 13, 2018. Proceeds from the Placement will be used for exploration and infill drilling to expand and upgrade the resource base at the Company’s 100% owned Piedmont Lithium Project (“Project”) located in the world-class Carolina Tin-Spodumene Belt (“TSB”) in the United States, as well as for permit applications, pilot-scale metallurgy, additional engineering studies, and ongoing land consolidation. An Appendix 3B and Section 708A Notice is attached For further information, contact: Keith D. Phillips President & CEO T: +1 973 809 0505 E: keith@piedmontlithium.com Anastasios (Taso) Arima Executive Director T: +1 347 899 1522 E: taso@piedmontlithium.com PIEDMONT LITHIUM LIMITED  +61 8 9322 6322 New York Office Registered Office ABN 50 002 664 4953  +61 8 9322 6558 28 W 44th Street, Suite 810  Level 9, 28 The Esplanade ww.piedmontlithium.com info@piedmontlithium.com NEW YORK NY 10036 PERTH WA 6000

Not for release to US wire services or distribution in the United States This announcement has been prepared for publication in Australia and may not be released in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions registered under the US Securities Act or exempt from the registration of the US Securities Act and applicable US state securities laws. Forward Looking Statements This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Appendix 3B New issue announcement Rule 2.7, 3.10.3, 3.10.4, 3.10.5 Appendix 3B  New issue announcement, application for quotation of additional securities and agreement Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13 Name of entity Piedmont Lithium Limited ABN 50 002 664 495 We (the entity) give ASX the following information. Part 1 - All issues You must complete the relevant sections (attach sheets if there is not enough space). 1 +Class of +securities issued or to be issued (a) Ordinary shares (b) Ordinary shares 2 Number of +securities issued or to be issued (if known) or maximum number which may be issued (a) 3,409,091 (b) 150,000 3 Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) (a) Ordinary fully paid shares (b) Ordinary fully paid shares + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 1

Appendix 3B New issue announcement 4 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment (a) Yes (b) Yes 5 Issue price or consideration (a) A$0.11 (b) Nil 6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets) (a) To provide funding for exploration and infill drilling to expand and upgrade the resource base at the Company’s Piedmont Lithium Project located in the United States, as well as for permit applications, pilot-scale metallurgy, additional engineering studies, ongoing land consolidation, and general working capital. (b) Conversion of performance rights upon satisfaction of the relevant performance condition under the Company’s Performance Rights Plan. 6a Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A? If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i Yes 6b The date the security holder resolution under rule 7.1A was passed 21 November 2018 6c Number of +securities issued without security holder approval under rule 7.1 0 + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 2

Appendix 3B New issue announcement 6d Number of +securities issued with security holder approval under rule 7.1A 0 6e Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting) 3,409,091 (January 31, 2018) 6f Number of +securities issued under an exception in rule 7.2 150,000 6g If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation. Not applicable 6h If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements Not applicable 6i Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements Rule 7.1 – 93,807,052 Rule 7.1A – 67,038,035 7 +Issue dates Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A. Cross reference: item 33 of Appendix 3B. February 1, 2019 8 Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable) Number 670,380,352 +Class Ordinary Shares + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 3

Appendix 3B New issue announcement 9 Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable) Number 14,000,000 1,000,000 16,500,000 16,500,000 6,000,000 6,000,000 6,000,000 6,000,000 400,000 400,000 400,000 1,300,000 1,300,000 4,075,000 2,775,000 50,000 Incentive options exercisable at A$0.05 each, expiring on 31 December 2019 Incentive options exercisable at A$0.08 each, expiring on 31 December 2019 Incentive options exercisable at A$0.10 each, expiring on 31 December 2019 Incentive options exercisable at A$0.15 each, expiring on 31 December 2019 Incentive options exercisable at $0.10 each on or before 10 July 2020 Incentive options exercisable at A$0.12 each on or before 10 January 2021 Incentive options exercisable at A$0.16 each on or before 10 July 2021 Incentive options exercisable at A$0.24 each on or before 10 July 2022 Incentive options exercisable at A$0.22 each on or before 31 July 2021 Incentive options exercisable at A$0.26 each on or before 31 July 2021 Incentive options exercisable at A$0.28 each on or before 31 July 2021 Incentive options exercisable at A$0.15 each on or before 30 June 2020 Incentive options exercisable at A$0.20 each on or before 30 June 2020 Incentive options exercisable at A$0.25 each on or before 30 June 2020 Incentive options exercisable at A$0.35 each on or before 31 December 2020 Performance share rights which are subject to various performance conditions to be satisfied prior to 31 December 2020 10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) Not applicable + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 4

Appendix 3B New issue announcement Part 2 - Pro rata issue 11 Is security holder approval required? Not applicable 12 Is the issue renounceable or non-renounceable? Not applicable 13 Ratio in which the +securities will be offered Not applicable 14 +Class of +securities to which the offer relates Not applicable 15 +Record date to determine entitlements Not applicable 16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? Not applicable 17 Policy for deciding entitlements in relation to fractions Not applicable 18 Names of countries in which the entity has security holders who will not be sent new offer documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7. Not applicable 19 Closing date for receipt of acceptances or renunciations Not applicable 20 Names of any underwriters Not applicable 21 Amount of any underwriting fee or commission Not applicable 22 Names of any brokers to the issue Not applicable 23          Fee or commission payable to the broker to the issue Not applicable + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 5

Appendix 3B New issue announcement 24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders Not applicable 25 If the issue is contingent on security holders’ approval, the date of the meeting Not applicable 26 Date entitlement and acceptance form and offer documents will be sent to persons entitled Not applicable 27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders Not applicable 28 Date rights trading will begin (if applicable) Not applicable 29 Date rights trading will end (if applicable) Not applicable 30 How do security holders sell their entitlements in full through a broker? Not applicable 31 How do security holders sell part of their entitlements through a broker and accept for the balance? Not applicable 32 How do security holders dispose of their entitlements (except by sale through a broker)? Not applicable 33 +Issue date Not applicable + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 6

Appendix 3B New issue announcement Part 3 - Quotation of securities You need only complete this section if you are applying for quotation of securities 34 Type of +securities (tick one) (a) +Securities described in Part 1 (b) All other +securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities Entities that have ticked box 34(a) Additional securities forming a new class of securities Tick to indicate you are providing the information or documents 35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders 36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over 37 A copy of any trust deed for the additional +securities Entities that have ticked box 34(b)38 Number of +securities for which +quotation is sought Not applicable 39 +Class of +securities for which quotation is sought Not applicable + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 7

Appendix 3B New issue announcement40 Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment Not applicable 41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security) Not applicable 42 Number and +class of all +securities quoted on ASX (including the +securities in clause 38) Number Not applicable +Class + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 8

Appendix 3B New issue announcement Quotation agreement 1 +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.2 We warrant the following to ASX. The issue of the +securities to be quoted complies with the law and is not for an illegal purpose. There is no reason why those +securities should not be granted +quotation. An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty • Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted. If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted. 3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement. 4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete. Sign here: (Director/Company secretary) Date: February 1, 2019 Print name: Gregory Swan + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 9

Appendix 3B New issue announcement Appendix 3B – Annexure 1 Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities Introduced 01/08/12 Amended 04/03/13 Part 1 Rule 7.1 – Issues exceeding 15% of capital Step 1: Calculate “A”, the base figure from which the placement capacity is calculated Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue 554,030,352 Add the following: • Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2 • Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval • Number of partly paid +ordinary securities that became fully paid in that 12 month period Note: • Include only ordinary securities here – other classes of equity securities cannot be added • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items 5,000,000 shares (30 May 2018) 200,000 shares (31 July 2018) 51,219,891 shares (7 December 2018) 55,923,035 shares (7 December 2018) 447,983 shares (13 December 2018) 3,409,091 shares (1 February 2019) 150,000 shares (1 February 2019) Subtract the number of fully paid +ordinary securities cancelled during that 12 month period 0 “A” 670,380,352 + See chapter 19 for defined terms.04/03/2013 Appendix 3B Page 10

Appendix 3B New issue announcement Step 2: Calculate 15% of “A” “B” 0.15 [Note: this value cannot be changed] Multiply “A” by 0.15 100,557,052 Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items 3,100,000 options (19 March 2018) 2,650,000 options (13 July 2018) 1,000,000 options (31 July 2018) “C” 6,750,000 Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1 “A” x 0.15 Note: number must be same as shown in Step 2 100,557,052 Subtract “C” Note: number must be same as shown in Step 3 6,750,000 Total [“A” x 0.15] – “C” 93,807,052 [Note: this is the remaining placement capacity under rule 7.1] + See chapter 19 for defined terms.04/03/2013 Appendix 3B Page 11

Appendix 3B New issue announcement Part 2 Rule 7.1A – Additional placement capacity for eligible entities Step 1: Calculate “A”, the base figure from which the placement capacity is calculated “A” Note: number must be same as shown in Step 1 of Part 1 670,380,352 Step 2: Calculate 10% of “A” “D” 0.10 Note: this value cannot be changed Multiply “A” by 0.10 67,038,035 Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A Notes: • This applies to equity securities – not just ordinary securities • Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed • Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained • It may be useful to set out issues of securities on different dates as separate line items 0 “E” 67,038,035 Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A “A” x 0.10 Note: number must be same as shown in Step 2 67,038,035 Subtract “E” Note: number must be same as shown in Step 3 0 Total [“A” x 0.10] – “E” 67,038,035 Note: this is the remaining placement capacity under rule 7.1A + See chapter 19 for defined terms. 04/03/2013 Appendix 3B Page 12

February 1, 2019 Notice under Section 708A: Piedmont Lithium Limited (the "Company") has today issued 3,559,091 fully paid ordinary shares. The issued securities are part of a class of securities quoted on the Australian Securities Exchange ("ASX"). The Company hereby notifies ASX under paragraph 708A(5)(e) of the Corporations Act 2001 (Cwth) (the "Act") that: 1. the Company issued the securities without disclosure to investors under Part 6D.2 of the Act; 2. as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and section 674 of the Act; and 3. as at the date of this notice, there is no information that is “excluded information” within the meaning of sections 708A(7) and 708A(8) of the Act. PIEDMONT LITHIUM LIMITED +61 8 9322 6322 New York Office Registered Office ABN  50 002 664 4953 +61 8 9322 6558 28 W 44th Street, Suite 810 Level 9, 28 The Esplanade www.piedmontlithium.com info@piedmontlithium.com NEW YORK NY 10036 PERTH WA 6000